SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE ST. PAUL TRAVELERS COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	41-0518860
(State of incorporation)	(I.R.S. Employer Identification Number)

385 Washington Street
St. Paul, Minnesota 55102
(651) 310-7911
(Address of principal executive offices)

ST. PAUL TRAVELERS DEFERRED COMPENSATION PLAN

THE ST. PAUL TRAVELERS COMPANIES, INC.
DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
(Full titles of the plans)

Bruce A. Backberg, Esq.
Senior Vice President and Corporate Secretary
The St. Paul Travelers Companies, Inc.
385 Washington Street
St. Paul, MN 55102
(651) 310-7911
(Name, address and telephone number of agent for service)

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Deferred Compensation Obligations (1)	$37,000,000	100%	$37,000,000	$4,687.90

(1)          Includes $25,000,000 of obligations under The St. Paul Travelers Deferred Compensation Plan (the “Employee Deferred Compensation Plan”) and $12,000,000 of obligations under The St. Paul Travelers Companies, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Directors Deferred Compensation Plan” and, together with the Employee Deferred Compensation Plan, the “Plans”), which are unsecured obligations of The St. Paul Travelers Companies, Inc. (the “Company”).

(2)          Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h)(1) under the Securities Act.

Part II - Information Required in the Registration Statement

Item 3.           Incorporation of Documents by Reference

The following documents filed with the Securities and Exchange Commission (the “SEC”) by The St. Paul Travelers Companies, Inc. (formerly named The St. Paul Companies, Inc.) (the “Company”), are incorporated in this Registration Statement by reference:

(1)                                  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 3, 2004;

(2)                                  All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since March 3, 2004; and

(3)                                  The description of the Company’s Common Stock contained in its registration statement on Form 8-A, including any amendments or supplements thereto.

All reports and other documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in and to be a part of this Registration Statement from the date of filing of such documents.

Any statement contained in a document incorporated by reference herein shall be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Special Note About Incorporation by Reference of Travelers Financial Statements

On April 1, 2004, the Company filed a Form 8-K to report that effective April 1, 2004, pursuant to the Agreement and Plan of Merger dated as of November 16, 2003, as amended, by and among the Company, Travelers Property Casualty Corp., a Connecticut corporation (“Travelers”), and Adams Acquisition Corp., a Connecticut corporation and wholly owned subsidiary of the Company (the “Merger Sub”), Merger Sub was merged with and into Travelers, with Travelers continuing as the surviving corporation and a wholly owned subsidiary of the Company.  As a result of the merger and in accordance with the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” Travelers is considered the acquiring enterprise for financial reporting purposes.

Included in the reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since March 3, 2004 that are incorporated by reference in this Registration Statement is a Form 8-K/A filed by the Company on April 23, 2004 that incorporates the following financial statements of Travelers from the Travelers Annual Report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-31266):

Independent Auditors’ Report Consolidated Statement of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

Consolidated Balance Sheet at December 31, 2003 and 2002

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Item 4.           Description of Securities

St. Paul Travelers Deferred Compensation Plan

The St. Paul Travelers Deferred Compensation Plan (the “Employee Deferred Compensation Plan”) permits certain eligible employees of the Company and its subsidiaries to annually defer between 1% and 50% of their annual base salary and between 1% and 100% of their annual incentive award and have the amounts deferred credited to his or her deferred compensation account.  Each participant must allocate amounts credited to his or her deferred compensation account among various investment funds approved by the plan administrator, which may include a Company stock fund.  The plan administrator is appointed by the Company’s chief executive officer.  The balance in each deferred compensation account is adjusted to reflect the investment experience (income, gains, losses and distributions) of the selected investment funds, as if amounts credited to the account had actually been invested in the investment funds.  Participants will have no ownership interest in any investment fund.

The obligations of the Company under the Employee Deferred Compensation Plan (the “Employee Obligations”) are unsecured general obligations to pay in the future the balance of vested deferred compensation accounts, the value of which have been adjusted to reflect the performance of the selected investment funds in accordance with the terms of the Employee Deferred Compensation Plan.  The Employee Obligations will rank without preference with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding, and are therefore subject to the risks of the Company’s insolvency.  Employee Obligations cannot be transferred in any way by a participant except by a designation of a beneficiary or to the participant’s estate.  The Employee Obligations are not convertible into any security of the Company.

The Employee Obligations generally become payable to a participant upon the earliest to occur of (i) the participant’s separation from service (as defined in the Employee Deferred Compensation Plan), (ii) the participant’s retirement (as defined in the Employee Deferred Compensation Plan) or (iii) if so elected, a month and year specified by the participant in his or her deferral election form.  Amounts payable upon separation from service or retirement are paid six months after the last day of the month that includes the separation from service or retirement.  Amounts payable on account of death or at a specified month and year are paid as soon as practicable after such dates.  Employee Obligations payable may be paid in a lump sum or in substantially equal annual installments over a period of up to ten years.  If a participant dies, the Employee Obligations will be paid to the participant’s beneficiary or estate in a lump sum; however, if the participant has already started to receive installment payments, the installment payments will continue in accordance with the original schedule.  No acceleration or further deferral of the Employee Obligations is permitted under the Employee Deferred Compensation Plan.

The Company may maintain one or more trusts to hold assets to be used for payment under the Employee Deferred Compensation Plan.  Any assets held by the trust are subject to the claims of general creditors.  The Company may amend or terminate the Employee Deferred Compensation Plan at any time.  No amendment or termination may reduce or eliminate a participant’s accrued account balance.

The St. Paul Travelers Companies, Inc. Deferred Compensation Plan for Non-Employee Directors

The St. Paul Travelers Companies, Inc. Deferred Compensation Plan for Non-Employee Directors (the “Directors Deferred Compensation Plan”) permits the members of the Company’s Board of Directors who are not employees of the Company to defer any compensation payable in cash, including any annual retainer, committee chair or vice-chair fees, additional fees, meeting fees or other cash compensation, and any payment due with respect to deferred stock awards granted under the Company’s stock incentive plan (other than deferred stock awards credited in respect of deferred cash compensation).  Any amount of cash compensation deferred shall result in a credit to the director’s account of a number of common stock units determined by dividing the amount of the deferred cash compensation by the fair market value of a share of common stock (as determined under the Company’s stock incentive plan that is in effect from time to time).  Dividend equivalents shall be credited to the accounts in the amount equal to the dividends that would have been payable with respect to the number of common stock units in the director’s account by the fair market value of a share of common stock.  The plan administrator is the Board of Directors of the Company or the Governance Committee of the Board of Directors, and administrative duties are delegated to an officer of the Company.

The obligations of the Company under the Directors Deferred Compensation Plan (the “Director Obligations”) are unsecured general obligations to pay in the future the common stock units in accordance with the terms of the Directors Deferred Compensation Plan.  The common stock units are paid out in the form of one share of Company stock for each common stock unit.  The shares of Company stock issued upon payment of the common stock units are issued from the Company’s stock incentive plan that is effect from time to time.  The Director Obligations will rank without preference with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding, and are therefore subject to the risks of the Company’s insolvency.  Director Obligations cannot be transferred in any way by a participant except by a designation of a beneficiary under the Directors Deferred Compensation Plan or to the participant’s estate.

The Director Obligations are generally payable to a director, pursuant to his or her election, on (i) the first business day of any calendar year subsequent to the date the annual cash compensation would otherwise be payable, (ii) six months following the cessation of his or her service as a director, or (iii) the earlier of (i) or (ii).  Director Obligations payable may be paid in a lump sum or in substantially equal annual installments over a period of up to fifteen years.  With respect to annual deferred stock awards, the director may elect that the lump sum payment or first installment be paid as of the date of payment after termination of service under the award agreement, or as of the first business day of any calendar year subsequent to such date.  If a director dies, the Director Obligations will be paid to the participant’s beneficiary or estate in accordance with the method of payment selected by the director.

Except as required to reserve shares of Company stock pursuant to common stock units, the Company has no obligation to set aside funds for payments of its obligations under the Directors Deferred Compensation Plan.  The Company may amend or terminate the Directors Deferred Compensation Plan at any time.  No amendment or termination may impair the rights of a director to the accrued account balance in his or her account(s).  No amendment will be effective without approval by the Company’s shareholders if shareholder approval is required under state or federal requirements or applicable stock exchange listing rules.

Item 5.           Interests of Named Experts and Counsel

Bruce A. Backberg, Senior Vice President and Corporate Secretary of the Company, has given his opinion about certain legal matters affecting the Plans in this Registration Statement.  Mr. Backberg is eligible to participate in the Employee Deferred Compensation Plan.

Item 6.           Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation such as the Company shall indemnify any director, officer, or employee of the corporation against judgments, penalties, fines, settlements and reasonable expenses incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer or employee of the corporation if the person generally (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation.  For these purposes, “proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.  Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

The Bylaws of the Company provide, subject to certain exceptions, that directors and officers of the Company and certain others shall be indemnified by the Company to the fullest extent permitted or required by Minnesota Statute Section 302A.521.

The Company maintains directors’ and officers’ liability insurance, including a reimbursement policy in favor of the Company.

Item 7.           Exemption from Registration Claimed

Not applicable.

Item 8.           Exhibits

The following is a complete list of Exhibits filed or incorporated by reference as part of this Registration Statement:

Exhibit	Description

4.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 1-10898) filed with the SEC on April 1, 2004).

4.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended September 30, 2004 (File No. 1-10898) filed with the SEC on November 9, 2004).

5	Opinion and consent of Bruce A. Backberg, Esq.

23.1	Consent of Bruce A. Backberg, Esq. (included in Exhibit 5).

23.2	Consent of KPMG LLP.

24	Powers of Attorney.

99.1                                                                           St. Paul Travelers Deferred Compensation Plan.

99.2                                                                           The St. Paul Travelers Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.

Item 9.                                                           Undertakings

(a)                                  The Company hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)                                 The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on December 3, 2004.

THE ST. PAUL TRAVELERS COMPANIES, INC

By:	/s/ Bruce A. Backberg
Name:	Bruce A. Backberg
Title:	Senior Vice President and Corporate
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: December 3, 2004	/s/ Jay S. Fishman
Jay S. Fishman, Director, Chief Executive Officer

Date: December 3, 2004	/s/ Jay S. Benet
Jay S. Benet, Executive Vice President and Chief Financial Officer

Date: December 3, 2004	/s/ John C. Treacy
John C. Treacy, Vice President and Corporate
Controller (principal accounting officer)

Date: December 3, 2004	/s/ Howard P. Berkowitz
Howard P. Berkowitz*, Director

Date: December 3, 2004	/s/ Kenneth J. Bialkin
Kenneth J. Bialkin*, Director

Date: December 3, 2004	/s/ Carolyn H. Byrd
Carolyn H. Byrd*, Director

Date: December 3, 2004	/s/ John H. Dasburg
John H. Dasburg*, Director

Date: December 3, 2004	/s/ Leslie B. Disharoon
Leslie B. Disharoon*, Director

Date: December 3, 2004	/s/ Janet M. Dolan
Janet M. Dolan*, Director

Date: December 3, 2004	/s/ Kenneth M. Duberstein
Kenneth M. Duberstein*, Director

Date: December 3, 2004		/s/ Lawrence G. Graev
Lawrence G. Graev*, Director

Date: December 3, 2004		/s/ Meryl D. Hartzband
Meryl D. Hartzband*, Director

Date: December 3, 2004		/s/ Thomas R. Hodgson
Thomas R. Hodgson*, Director

Date: December 3, 2004		/s/ William H. Kling
William H. Kling*, Director

Date: December 3, 2004		/s/ James A. Lawrence
James A. Lawrence*, Director

Date: December 3, 2004		/s/ Robert I. Lipp
Robert I. Lipp*, Chairman of the Board, Director

Date: December 3, 2004		/s/ Glen D. Nelson
Glen D. Nelson*, Director

Date: December 3, 2004		/s/ Clarence Otis, Jr.
Clarence Otis, Jr.*, Director

Date: December 3, 2004		/s/ Nancy A. Roseman
Nancy A. Roseman*, Director

Date: December 3, 2004		/s/ Charles W. Scharf
Charles W. Scharf*, Director

Date: December 3, 2004		/s/ Gordon M. Sprenger
Gordon M. Sprenger*, Director

Date: December 3, 2004		/s/ Frank J. Tasco
Frank J. Tasco*, Director

Date: December 3, 2004		/s/ Laurie J. Thomsen
Laurie J. Thomsen*, Director

Date: December 3, 2004	*By:	/s/ Bruce A. Backberg
Bruce A. Backberg, Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description	Method of Filing

4.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 1-10898) filed with the SEC on April 1, 2004).	Incorporated by reference

4.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Form 10-Q for the quarter ended September 30, 2004 (File No. 1-10898) filed with the SEC on November 9, 2004).	Incorporated by reference

5	Opinion and consent of Bruce A. Backberg, Esq.	Filed Electronically

23.1	Consent of Bruce A. Backberg, Esq. (included in Exhibit 5).	—

23.2	Consent of KPMG LLP.	Filed Electronically

24	Powers of Attorney.	Filed Electronically

99.1	St. Paul Travelers Deferred Compensation Plan.	Filed Electronically

99.2	The St. Paul Travelers Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.	Filed Electronically